SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SWK HOLDINGS CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

483600300
(CUSIP Number)

Steven J. Pully

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

with a copy to:

David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 16 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483600300	SCHEDULE 13D/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,427,421 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,427,421 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,427,421 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 483600300	SCHEDULE 13D/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 721,679 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 721,679 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 721,679 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 483600300	SCHEDULE 13D/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Double Black Diamond, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 Shares (issuable upon exercise of a warrant)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 Shares (issuable upon exercise of a warrant)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,000,000 Shares (issuable upon exercise of a warrant)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 483600300	SCHEDULE 13D/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 483600300	SCHEDULE 13D/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 483600300	SCHEDULE 13D/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 483600300	SCHEDULE 13D/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 483600300	SCHEDULE 13D/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Michael D. Weinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 270,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 270,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 270,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 483600300	SCHEDULE 13D/A	Page 10 of 16 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 4, 2009 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 1, 2012 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1, and this Amendment No. 3, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.001 per share, of SWK Holdings Corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a) and (c) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore"); (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore"); (iii) Double Black Diamond, L.P., a Delaware limited partnership ("DBD LP" and together with Double Offshore and Offshore, the "Funds"), (iv) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"); (v) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital ("Asgard II"); (vi) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II ("Asgard"); (vii) Clint D. Carlson ("Mr. Carlson" and together with the Funds, Carlson Capital, Asgard II and Asgard, "Carlson"); and (viii) Mr. Michael D. Weinberg ("Mr. Weinberg" and together with Carlson, the "Reporting Persons"). Mr. Weinberg expressly disclaims beneficial ownership of the 13,149,100 Shares reported as owned by Carlson in this Amendment No. 3, except to the extent of his pecuniary interest therein. Carlson expressly disclaims beneficial ownership of the 270,000 Shares reported as beneficially owned by Mr. Weinberg in this Amendment No. 3. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard II and Asgard are set forth in Appendix B attached hereto.

(c) The principal business of Mr. Weinberg is to act as Director of Special Projects at Carlson Capital. The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is serving as the investment manager to the Funds and to certain managed accounts. The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard is serving as the sole stockholder of Asgard II. The present principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard and Carlson Capital.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A total of approximately $11,862,953.26 was used by the Reporting Persons to acquire the Shares reported herein (other than the Shares beneficially held by Mr. Weinberg). With the exception of Mr. Weinberg, the source of funds used to make the purchases reported herein is the working capital of the Funds and margin borrowings described in the following sentence. A total of 7,701,674 Shares beneficially owned by Carlson are held in commingled margin accounts, which may extend margin credit to Carlson from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the

CUSIP No. 483600300	SCHEDULE 13D/A	Page 11 of 16 Pages

margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

The Issuer has granted to Mr. Weinberg a total of 270,000 shares of restricted stock (235,000 of which are unvested as of the date hereof) in lieu of cash compensation for his service as a non-executive director of the Issuer and as such, no additional funds were used to acquire the shares of restricted stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 6, 2013, the Issuer entered into a loan agreement (the “Loan Agreement”) with SWK Funding LLC (together with the Issuer, the "Borrowers"), SWK Advisors LLC, SWK HP Holdings GP LLC and DBD LP, pursuant to which DBD LP agreed to make loans to the Borrowers in an initial aggregate amount not to exceed $15,000,000, subject to certain permitted increases. The foregoing summary of the Loan Agreement is qualified in its entirety by the full text of the Loan Agreement, a copy of which is referenced as Exhibit 6 to this Schedule 13D.

In connection with the Loan Agreement, the Issuer, SWK Funding LLC, SWK Advisors LLC, SWK HP Holdings GP LLC and DBD LP entered into a pledge and security agreement (the "Pledge and Security Agreement"), dated as of September 6, 2013, pursuant to which the Borrowers agreed to secure all obligations owed to DBD LP under the Loan Agreement. The foregoing summary of the Pledge and Security Agreement is qualified in its entirety by the full text of the Pledge and Security Agreement, a copy of which is referenced as Exhibit 7 to this Schedule 13D.

Also on September 6, 2013, the Issuer issued to DBD LP a warrant (the "Warrant"), pursuant to which DBD LP or its registered assigns is entitled to purchase from the Issuer 1,000,000 Shares at an exercise price of $1.3875 per Share (subject to adjustment) at any time prior to the expiration of the exercise period on September 6, 2020. The foregoing summary of the Warrant is qualified in its entirety by the full text of the Warrant, a copy of which is referenced as Exhibit 8 to this Schedule 13D.

 In connection with the Warrant, the Issuer and Double Offshore, Offshore and DBD LP (collectively, the “Investors”) entered into a registration rights agreement (the "Registration Rights Agreement"), dated as of September 6, 2013, which provides the Investors with certain registration rights covering Shares owned or that may be acquired by the Investors or their affiliates.  The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is referenced as Exhibit 9 to this Schedule 13D.

CUSIP No. 483600300	SCHEDULE 13D/A	Page 12 of 16 Pages

Also on September 6, 2013, the Issuer and the Investors entered into a voting agreement (the "Voting Agreement"), pursuant to which (i) the Investors agreed that, until the earlier of the termination of the Voting Agreement and the two year anniversary of the Investors acquiring their first Excess Share (described below), to vote any Excess Shares in the same proportion of “for” and “against” votes as the other stockholders of the Issuer vote on any matter properly brought before the stockholders of the Issuer, (ii) during the period beginning on the effective date of the Voting Agreement and ending on the three year anniversary thereof (the “Three Year Period”), the Investors will have the right to purchase their pro rata share of any new securities issued or sold by the Issuer and (iii) during the Three Year Period, the Investors will have the right to serve as the exclusive backstop agent (the “Backstop Agent”) in connection with any rights offering conducted by the Issuer. The term “Excess Shares” is defined in the Voting Agreement to include any shares of Common Stock that (i) are directly or indirectly acquired by the Investors and their affiliates pursuant to either the Warrant or their right as Backstop Agent and (ii) when combined with all other shares of Common Stock owned directly or indirectly by the Investors and their affiliates, entitle the Investors, together with their affiliates, to ownership of, and the unrestricted right to vote, the greater of (1) 33% of the outstanding Common Stock as of the applicable date and (2) 14,201,515 shares of Common Stock. The Voting Agreement will terminate on the seven year anniversary of the date of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by the full text of the Voting Agreement, a copy of which is referenced as Exhibit 10 to this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on September 9, 2013, Carlson beneficially owned an aggregate of 13,149,100 Shares (including a warrant to purchase 1,000,000 Shares), constituting approximately 30.6% of the Shares outstanding. Mr. Weinberg may be deemed to beneficially own an aggregate of 270,000 Shares, constituting approximately 0.6% of the shares outstanding based upon his ownership of (i) 200,000 shares of restricted stock that vest based upon the 60 day average closing price of the Shares, (ii) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on January 31, 2012 as compensation for his service as a director of the Issuer, that fully vested on January 31, 2013, and (iii) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on March 14, 2013 as compensation for his service as a director of the Issuer, that fully vest on January 31, 2014, provided that Mr. Weinberg remains a director of the Issuer at such time.

The aggregate percentages of Shares reported herein are based upon 43,034,894 Shares outstanding, which is the total number of Shares issued and outstanding as of August 1, 2013 as reported in the Issuer's quarterly report on Form 10-Q for the period ended June 30, 2013, filed on August 13, 2013.

  (b) Carlson Capital, Asgard II, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 721,679 Shares reported herein as beneficially owned by Offshore, (ii) the 11,427,421 Shares reported herein as beneficially owned by Double Offshore and (iii) the 1,000,000 Shares issuable upon exercise of a warrant reported herein as beneficially owned by DBD LP. Subject to the vesting requirements described herein, Mr. Weinberg has the power to vote and direct the disposition of the 270,000 shares of restricted stock beneficially owned by him.

(c) Other than as described herein, no transactions were effected by the Reporting Persons in the Shares during the past 60 days.

CUSIP No. 483600300	SCHEDULE 13D/A	Page 13 of 16 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 14, 2013, the Issuer granted Mr. Weinberg an annual grant of 35,000 shares of restricted stock in lieu of cash compensation for his service as a non-executive director of the Issuer. Such shares of restricted stock will fully vest on January 31, 2014, provided, however, that if Mr. Weinberg ceases to be a director of the Issuer during the interim period, the grant is void. Such 35,000 shares of restricted stock are in addition to the 200,000 shares of restricted stock held by Mr. Weinberg that vest based upon the 60 day average closing price of the Shares and the 35,000 shares of restricted stock held by Mr. Weinberg that fully vested on January 31, 2013.

On September 6, 2013, DBD LP entered into the Loan Agreement, the Pledge and Security Agreement, the Registration Rights Agreement and the Voting Agreement, and was issued the Warrant, the terms of each of which are described in Item 4 of this Schedule 13D and incorporated by reference into this Item 6. Copies of the Loan Agreement, the Pledge and Security Agreement, the Warrant, the Registration Rights Agreement and the Voting Agreement are referenced as Exhibits 6, 7, 8, 9 and 10 to the Schedule 13D and incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of the Schedule 13D and any amendments thereto (the "Joint Filing Agreement"). A copy of the Joint Filing Agreement is attached as Exhibit 11 to the Schedule 13D and is incorporated by reference herein.

Other than the grant of restricted stock, the Loan Agreement, the Pledge and Security Agreement, the Warrant, the Registration Rights Agreement, the Voting Agreement and the Joint Filing Agreement described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

CUSIP No. 483600300	SCHEDULE 13D/A	Page 14 of 16 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

6	Loan Agreement, dated as of September 6, 2013, by and among SWK Holdings Corporation, SWK Funding LLC, SWK Advisors LLC, SWK HP Holdings GP LLC and Double Black Diamond, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed on September 9, 2013).
7	Pledge and Security Agreement, dated as of September 6, 2013, by and among SWK Holdings Corporation, SWK Funding LLC, SWK Advisors LLC, SWK HP Holdings GP LLC and Double Black Diamond, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed on September 9, 2013).
8	Common Stock Purchase Warrant, dated as of September 6, 2013, issued to Double Black Diamond, L.P. by SWK Holdings Corporation (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed on September 9, 2013).
9	Registration Rights Agreement, dated as of September 6, 2013, by and between SWK Holdings Corporation, Double Black Diamond, L.P., Double Black Diamond Offshore Ltd. and Black Diamond Offshore Ltd. (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed on September 9, 2013).
10	Voting Agreement, dated as of September 6, 2013, by and between Double Black Diamond, L.P., Double Black Diamond Offshore Ltd., Black Diamond Offshore Ltd. and SWK Holdings Corporation (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed on September 9, 2013).
11	Joint Filing Agreement, dated September 9, 2013.

CUSIP No. 483600300	SCHEDULE 13D/A	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 9, 2013

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President
BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

DOUBLE BLACK DIAMOND, L.P.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President
CARLSON CAPITAL, L.P.

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II
By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.
By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson____________________
Clint D. Carlson

/s/ Michael D. Weinberg________________
Michael D. Weinberg

CUSIP No. 483600300	SCHEDULE 13D/A	Page 16 of 16 Pages

Appendix B

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD II AND ASGARD

The following sets forth the name, position and principal occupation of each director and executive officer of Asgard II and Asgard. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard II or Asgard owns any Shares.

Asgard

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States